Exhibit 7(a)

JOHN C. MALONE
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO  80112

February 13, 2014

Mr. David Zaslav
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20920

Dear David:

In recognition of your successful tenure with Discovery and in expectation of the continuance of that relationship under your new employment agreement providing for you to continue as CEO until December 31, 2019, I wish to grant to you the following voting and purchase rights to the 5,923,019 shares of Discovery Series B common stock I now own (the “B Shares”):

1.             Term. The rights granted under this agreement will continue in effect for as long as you are either employed as a principal executive officer of Discovery or serving on its board of directors.

2.             Voting Rights. At any time I am not personally voting or directing the vote of the B Shares, you will have the right to vote the B Shares. The registered holder of the B Shares will give you a proxy to enable you to vote the B Shares at those times.

3.             Restriction on Transfer. Subject to Section 4, I will not transfer the B Shares unless the transfer will not impair your rights under this agreement and any person acquiring the B Shares agrees in writing to be bound by, and assume all of my obligations under, this agreement.

4.             Purchase Rights. If I or any transferee proposes to transfer the B Shares (including in response to an unsolicited offer) without complying with the requirements of Section 3, I or the transferee will first notify you and enter into exclusive negotiations to seek to agree on mutually acceptable terms for your (including any entity that you control) purchase of the B Shares. If the parties cannot come to an agreement within 90 days from notice to you, I or the transferee may then enter into negotiations for the transfer of the B Shares to any other person; provided that, at least 60 days before entering into an agreement for the transfer of the B Shares, I or the transferee will notify you of the proposed agreement, including the terms thereof, and you (including any entity that you control) will have the exclusive right, for a period of 60 days from the date of notice to you, to purchase the B Shares at an all-cash price, or for other consideration comparable to the offer you are matching, which is financially at least as favorable to me or the transferee. If you or an entity that you control do not purchase the B Shares pursuant to this right, upon the transfer of the B Shares, you will not have any further rights under this agreement or any further rights to vote or purchase the B Shares.

You acknowledge and agree that (a) the provisions of this agreement will not be applicable to any merger or similar business combination transaction in which Discovery is acquired by a third party and (b) the rights granted to you hereby are personal to you and may not be assigned or transferred, directly or indirectly, to any other person, except that the purchase rights provided in Section 4 may be assigned or transferred to any entity that you control.

Upon your signing and returning a copy of this letter to me, it will be a binding agreement under New York law.

Sincerely,

/s/ John C. Malone
John C. Malone

Agreed:

/s/ David Zaslav
David Zaslav